Exhibit 99.26

TSX: JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

NORMAL COURSE ISSUER BID

SUSPENSION OF DIVIDEND REINVESTMENT PLAN

TORONTO, ONTARIO—December 13, 2011—Just Energy Group Inc. (“Just Energy”) announced today that the Toronto Stock Exchange has accepted a notice filed by Just Energy of its intention to make a normal course issuer bid to purchase its common shares (the “Shares”).

The notice provides that Just Energy may, during the 12 month period commencing December 16, 2011 and ending December 15, 2012, purchase on the Toronto Stock Exchange as well as alternative trading systems up to 13,200,917 Shares in total, being approximately 10% of the “public float” of Shares. The aggregate number of Shares that Just Energy may purchase during any trading day will not exceed 82,430 Shares, being approximately 25% of the average daily trading volume of the Shares based on the trading volume on the TSX for the most recently completed six calendar months preceding the date of the Notice of Intention, subject to Just Energy’s ability to make block purchases through the facilities of the TSX in accordance with the TSX rules. Any Shares purchased pursuant to this normal course issuer bid will be cancelled by Just Energy. The price that Just Energy will pay for any Shares will be the market price at the time of acquisition. The actual number of Shares which may be purchased and the timing of any such purchases will be determined by Just Energy. At December 12, 2011 there were 138,919,857 Shares of Just Energy outstanding.

Just Energy’s management believes that the Shares have been trading in a price range which does not adequately reflect their value in relation to Just Energy’s business and its future business prospects. Depending upon future price movements and other factors, Just Energy believes that Just Energy’s outstanding Shares represent an attractive investment and a desirable use of a portion of its available funds.

Contemporaneously with the commencement of the Normal Course Issuer Bid, Just Energy has, effective February 1, 2012 suspended the ability of Shareholders to participate in Just Energy’s Distribution Reinvestment Plan until further notice.

Executive Chair Rebecca MacDonald stated: “With our conversion to a corporation we maintained our dividend at $1.24 per share which currently represents a 12.5% yield on the current market price. Not only are our current dividends sound but we do not see any circumstance which would constrain our ability to continue to pay them in the future.”

“Based on future growth and our sustainable $1.24 annual dividend, we believe that our share price is significantly undervalued. We have been able to show growth during difficult economic times and continue with the view that our growth will meet or exceed our corporate objectives” stated Chief Executive Officer Ken Hartwick. “Because of the financial performance of the business, we generate sufficient funds both to support future growth and to institute a share buy back program. A normal course issuer bid is simple common sense.”

Just Energy Group Inc.

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. JustClean products allow customers in certain jurisdictions to offset their carbon footprint without purchasing commodity from just Energy. JustClean can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the JustGreen and JustClean products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

FORWARD-LOOKING STATEMENTS

Just Energy’s press releases may contain forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof, customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or distribution levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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